File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Filed pursuant to Rule 3 of Regulation IA

Dated: November 12, 2025

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 3.802 percent Notes due November 12, 2030, Series No. 1014 (the “Notes”) under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Pricing Supplement dated November 10, 2025 (the “Pricing Supplement”) and the Terms Agreement dated November 10, 2025 (the “Terms Agreement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2.Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3.Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per
Note: 100.00%	Nil.		100.00%
Total: U.S.$100,000,000.00		U.S.$	100,000,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See Item 1 “Use of Proceeds” under “General Information / Additional Information Regarding the Notes” in the attached Pricing Supplement.

Item 7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 7, 2025

(B)	Pricing Supplement

(C)	Terms Agreement

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 7, 2025

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

Reference is made to the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macri

Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030 (the “Notes”)

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

Crédit Agricole CIB

The date of this Pricing Supplement is November 10, 2025.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II and UK MiFIR product governance / Professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to MiFID II and UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	1014

2.	Aggregate Principal Amount:	U.S.$100,000,000

3.	Issue Price:	U.S.$100,000,000, which is 100.00 percent of the Aggregate Principal Amount

4.	Issue Date:	November 12, 2025

5.	Form of Notes (Condition 1(a)):	Registered only

6.	New Global Note:	No

7.	Authorized Denomination(s) (Condition 1(b)):	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

8.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

9.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

10.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

11.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	November 12, 2030

12.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

13.	Interest Commencement Date (Condition 5(III)):	Issue Date (November 12, 2025)

14.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	3.802 percent per annum

(b) Fixed Rate Interest Payment Date(s):

Annually in arrears on November 12 in each year, commencing on November 12, 2026, up to and including the Maturity Date.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	30/360

15.	Relevant Financial Center:	New York

16.	Relevant Business Days:	New York

17.	Issuer’s Optional Redemption (Condition 6(e)):	No

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19.	Governing Law:	New York

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Other Relevant Terms

1.	Listing:	None

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and/or Clearstream Banking S.A.

3.	Syndicated:	No

4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. The Dealer or one of its affiliates has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.

5.	Estimated Total Expenses:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6.	Codes:

	(a) CUSIP:	322730462

	(b) ISIN:	XS3227304626

7.	Identity of Dealer:	Crédit Agricole Corporate and Investment Bank

8.	Provision for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No

	(b) DTC Global Note(s):	No.

	(c) Other Registered Global Notes:	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

9.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

10.	Selling Restrictions:

	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

	(c) Singapore:	The Dealer represents, warrants and agrees, that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Investors should note that there may be restrictions on the secondary sale of the Notes under Section 276 of the SFA.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

General Information

Additional Information Regarding the Notes.

1.	Use of Proceeds

“Use of Proceeds” in the Prospectus shall be deleted in its entirety and replaced by the following:

The Notes are issued under the Bank’s Sustainable Debt Framework (“SDF”) (available at https://publications.iadb.org/en/sustainable-debt-framework). As such, an amount equal to the net proceeds of the issue of the Notes (which proceeds may be converted into other currencies) shall be recorded by the Bank in a separate sub-account supporting Eligible Projects (as defined below). These proceeds will be invested in accordance with the Bank’s conservative liquidity investment guidelines until used to support the Bank’s financing of Eligible Projects. So long as the Notes are outstanding and the account has a positive balance, the Bank shall direct an amount equal to such net proceeds to its lending supporting Eligible Projects.

The Bank’s Eligible Green and Social Projects (“Eligible Projects”) are defined as investments and expenditures made by the Bank after the issuance of bonds under the SDF, or in the 36 months prior to any such issuance, within the eligible categories defined in the SDF. In addition, the Bank may issue bonds under the SDF to finance Eligible Projects in the Amazonia biome in accordance with the Bank’s Amazonia Bond Issuance Guidelines.

Examples of Eligible Projects include, without limitation:

•	Energy Efficiency

•	Renewable Energy

•	Environmentally Sustainable Management of Living Natural Resources and Land Use

•	Climate Adaptation and Mitigation

•	Clean Transportation

•	Sustainable Water and Wastewater Management

•	Pollution Prevention and Control

•	Access to Essential Services

•	Access to Basic Infrastructure

•	Socioeconomic Advancement and Empowerment

•	Cultural Heritage Preservation

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

•	Employment generation and programs designed to prevent and/or alleviate unemployment stemming from socioeconomic crises, climate transition projects and/or other considerations for a “just transition”

•	Food Security and Sustainable Food Systems

•	Security, Justice, and Conflict Resolution

•	State Modernization

The above examples are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by the Bank during the term of the Notes.

Eligible Projects financed or refinanced through the Notes will be selected based on their alignment with the SDF and their environmental and social strong outcomes and impact metrics. The Treasury division, in collaboration with Office of Strategic Planning and Development Effectiveness and through consultations with lending specialists, selects Eligible Projects for allocation under the SDF. This selection shall include new projects, as well as existing projects including re-financing.

The Bank shall produce an annual Allocation and Impact report until full allocation of the proceeds that will be made available on the Bank Investor Website. In the event that projects are no longer in compliance with the eligibility criteria set forth in the SDF, the Bank commits to reallocating the proceeds to other eligible loans. The report will address, among other things, the outstanding balance of debt instruments issued under the SDF (including the Notes), the list of Eligible Projects, the amount of net proceeds that have been allocated to Eligible Projects, and the remaining balance of unallocated proceeds, if applicable.

Information on the Bank’s website, including the SDF, is not intended to be incorporated by reference into this Pricing Supplement.

2.	Additional Investment Considerations

Although the Notes are issued under the SDF, the Notes may not satisfy an investor’s requirements if the investor seeks to invest in assets with certain sustainability characteristics. No assurance is or can be given to investors that the use of proceeds will satisfy, whether in whole or in part, any present or future investor expectations or requirements regarding any investment criteria or guidelines applicable to any investor or its investments. In addition, no assurance is or can be given to investors that any projects undertaken by the Bank will meet any or all investor expectations regarding “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects. Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, the Notes may not comply with any such definition or label.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

There can be no assurance that the net proceeds from the sale of any particular tranche of Notes will be totally or partially disbursed for any Eligible Projects undertaken by the Bank within the term of such Notes or allocated to any expenditures for Eligible Projects in the 36 months prior to any such issuance. Not all projects undertaken by the Bank, including Eligible Projects, will be completed within the specified period or with the results or outcome as originally expected or anticipated by the Bank and some planned projects might not be completed at all. Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Pricing Supplement regarding the use of proceeds and its purchase of the Notes should be based upon such investigation as it deems necessary.

3.	Matters relating to MiFID II and UK MiFIR

The Bank does not fall under the scope of application of either the MiFID II or the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

MiFID II product governance / Professional investors and ECPs target market – Solely for the purposes of the EU manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “EU manufacturer” means the Dealer and the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR product governance / Professional investors and ECPs target market – Solely for the purposes of the UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer’s target market assessment) and determining appropriate distribution channels. For the purposes of this provision, (i) the expression “UK manufacturer” means the Dealer, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.:1014

U.S.$100,000,000 3.802 percent Notes due November 12, 2030

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 1014 UNDER

THE PROGRAM

November 10, 2025

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agrees to purchase from you (the “Bank”) the Bank’s U.S.$100,000,000 3.802 percent Notes due November 12, 2030 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at 9:00 a.m. New York time on November 12, 2025 (the “Settlement Date”), at an aggregate purchase price of U.S.$100,000,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to November 4, 2025, 10:09 a.m. Paris time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

1

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.00 percent of the aggregate principal amount (U.S.$100,000,000).

2.

Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, as common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking S.A., for transfer in immediately available funds to an account designated by the Bank.

3.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

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For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention: Finance Department

     Cash Management and Settlements Group

Email:   FIN_CMO@iadb.org

Telephone: 202-623-3131

FOR THE DEALER:

Crédit Agricole Corporate and Investment Bank

12 place des Etats-Unis,

CS 70052,

92547 Montrouge Cedex, France

Email:   DCM-Legal@ca-cib.com

Attention: DCM Legal

6.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)

Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)

Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

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(iii)

Represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, the Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore. Any reference to the SFA in this Terms Agreement is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

(iv)

Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

7.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of either the MiFID II or UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II or UK MiFIR.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

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Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

For the purposes of this provision, the expression “MiFID II” means Directive 2014/65/EU, as amended, and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Crédit Agricole Corporate and Investment Bank

By:	/s/ Franck Hergault
Name:	Franck Hergault
Title:	Managing Director

By:	/s/ Eric Busnel
Name:	Eric Busnel
Title:	Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department